UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 2)*


                     Ambow Education Holdings Limited
                             (Name of Issuer)

     American Depositary Shares, representing Class A Ordinary Shares
                      (Title of Class of Securities)

                                02322P101
                              (CUSIP Number)

                               May 31, 2012
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 02322P101                                                Page 1 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  3,105,680


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        3,127,080
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,127,080          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC











CUSIP: 02322P101                                                Page 2 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  2,826,280


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        2,826,280
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,826,280          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA




CUSIP: 02322P101                                                Page 3 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Emerging Markets Growth Fund, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

             5   SOLE VOTING POWER

                  NONE


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,682,840          See Additional information in Item 4.



 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV








CUSIP: 02322P101                                                Page 4 of 9

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 2

Item 1(a)     Name of Issuer:
       Ambow Education Holdings Limited

Item 1(b)     Address of Issuer's Principal Executive Offices:
       18th Floor, Building A
       Chengjian Plaza, No. 18
       BeiTaiPingZhuang Road
       Haidan District, Beijing 100088, PRC

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc., Capital International, Inc. and Emerging Markets Growth Fund, Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA 90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       American Depositary Shares, representing Class A Ordinary
       Shares

Item 2(e)     CUSIP Number:
       02322P101

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

CUSIP: 02322P101                                                Page 5 of 9

       See pages 2 to 4

       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 3,127,080 shares or 5.9% of the 53,412,913 shares, including American Depositary Shares, believed to be outstanding.

       Capital International, Inc. ("CII"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 2,826,280 shares or 5.3% of the 53,412,913 shares, including American Depositary Shares, believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

          Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 2,682,840 shares or 5% of the 53,412,913 shares, including American Depositary Shares, believed to be outstanding.

          All of the shares reported are held in the form of American Depositary Shares, which each represent 2 Class A Ordinary Shares.



Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: One or more clients of Capital Group International, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depositary Shares, representing Class A Ordinary Shares of Ambow Education Holdings Limited. Capital Group International, Inc. holds more than five percent of the outstanding American Depositary Shares, representing Class A Ordinary Shares of Ambow Education Holdings Limited as of May 31, 2012 on behalf of each of the following client(s):

       Emerging Markets Growth Fund, Inc.
CUSIP: 02322P101                                                Page 6 of 9

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company ("CGTC") is a bank as defined in Section 3(a)(6) of the Act and an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group International, Inc.
       2. Capital International Limited ("CIL") does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.
       3. Capital International Sarl ("CISA") does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.
       4. Capital International, Inc. ("CII") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.
       5. Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940.

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











CUSIP: 02322P101                                                Page 7 of 9

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          June 8, 2012

        Signature:     ***Peter C. Kelly
        Name/Title:    Peter C. Kelly, Secretary
                       Capital Group International, Inc.

        Date:          June 8, 2012

        Signature:     *Peter C. Kelly
        Name/Title:    Peter C. Kelly, Senior Vice President,
                       Secretary and Senior Counsel
                       Capital International, Inc.

        Date:          June 8, 2012

        Signature:     *Peter C. Kelly
        Name/Title:    Peter C. Kelly, Vice President
                       Emerging Markets Growth Fund, Inc.




        ***By  /s/ Liliane Corzo
               Liliane Corzo
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated September 2, 2011 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc. on November 10, 2011 with respect to Ambow Education Holdings Limited.

















CUSIP: 02322P101                                                Page 8 of 9

                               AGREEMENT

                            Los Angeles, CA


   Capital Group International, Inc. ("CGII"), Capital International, Inc. ("CII") and Emerging Markets Growth Fund, Inc. ("EMGF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary Shares, representing Class A Ordinary Shares issued by Ambow Education Holdings Limited.

   CGII, CII and EMGF state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

   CGII, CII and EMGF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              ***Peter C. Kelly
                                  Peter C. Kelly, Secretary
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *Peter C. Kelly
                                  Peter C. Kelly, Senior Vice
                                   President, Secretary and Senior
                                   Counsel
                                   Capital International, Inc.


                 EMERGING MARKETS GROWTH FUND, INC.

                 BY:              *Peter C. Kelly
                                  Peter C. Kelly, Vice President
                                   Emerging Markets Growth Fund,
                                   Inc.


***B /s/ Liliane Corzo
y
     Liliane Corzo
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated September 2, 2011 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on November 10, 2011 with respect to Ambow Education Holdings Limited.





CUSIP: 02322P101                                                Page 9 of 9